FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

SUBJECT COMPANY: C.R. BARD, INC.

SEC FILE NO.: 001-06926

DATE: APRIL 24, 2017

On April 24, 2017, Becton, Dickinson and Company (“BD”) hosted a conference call to provide supplemental information regarding BD’s pending acquisition of C.R. Bard, Inc. (“Bard”) pursuant to the Agreement and Plan of Merger, dated as of April 23, 2017, by and among BD, Bard. and Lambda Corp. A copy of the transcript from this call follows.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

CORPORATE PARTICIPANTS

Christopher R. Reidy Becton, Dickinson and Company - CFO, Chief Administrative Officer and EVP

John E. Gallagher Becton, Dickinson and Company—SVP of Corporate Finance, Controller and Treasurer

Monique N. Dolecki Becton, Dickinson and Company—VP of IR

Thomas E. Polen Becton, Dickinson and Company—President

Timothy M. Ring C. R. Bard, Inc.—Chairman and CEO

Vincent A. Forlenza Becton, Dickinson and Company—Chairman and CEO

CONFERENCE CALL PARTICIPANTS

Amit Hazan Citigroup Inc, Research Division—Director

Brian David Weinstein William Blair & Company L.L.C., Research Division—Partner and Healthcare Analyst

David Ryan Lewis Morgan Stanley, Research Division—MD

Derik De Bruin BofA Merrill Lynch, Research Division—MD of Equity Research

Douglas Anthony Schenkel Cowen and Company, LLC, Research Division—MD and Senior Research Analyst

Frederick A. Wise Stifel, Nicolaus & Company, Incorporated, Research Division—MD

Lawrence Soren Keusch Raymond James & Associates, Inc., Research Division—MD

Matthew Charles Taylor Barclays PLC, Research Division—Director

Michael N. Weinstein JP Morgan Chase & Co, Research Division—Senior Medical Technology Analyst and Head of Healthcare Group within Equity Research

Richard Newitter Leerink Partners LLC, Research Division—MD, Medical Supplies and Devices and Senior Analyst

Robert Adam Hopkins BofA Merrill Lynch, Research Division—MD of Equity Research

Vijay Muniyappa Kumar Evercore ISI, Research Division—MD and Fundamental Research Analyst

PRESENTATION

Operator

Hello, and welcome to BD’s call to discuss the just announced definitive agreement under which Becton Dickinson will acquire C. R. Bard. At the request of BD, today’s call is being recorded. It will be available for replay through May 1, 2017, on the Investors page of bd.com or by phone at 1 (800) 585-8367 for domestic and area code (404) 537-3406 for international calls, using conference ID 13011331. (Operator Instructions)

Beginning today’s call is, Ms. Monique Dolecki. Ms. Dolecki, you may begin.

Monique N. Dolecki—Becton, Dickinson and Company—VP of IR

Thank you Crystal. Good morning, everyone, and thank you joining us. This is a very exciting day for us here at BD, as we announce our acquisition of C. R. Bard. Similar to our quarterly conference calls, we will walk you through several slides and then open up the call for Q&A. Our press release and investor slides can be accessed on the Investor Relations page of our website at BD.com. This communication does not constitute an offer to sell or solicitation of an offer to buy any securities or solicitation of any vote for approval. In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S-4 that will include a preliminary proxy statement and prospectus regarding the proposed transaction. After the registration statement has been declared effective by the SEC, the definitive proxy statement and prospectus will be mailed to C.R. Bard shareholders. This will include important information regarding BD and C.R. Bard, the respective directors, executive officers and certain other members of management and employees who may be deemed participants in the solicitation of proxies in favor of the proposed transaction.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Also Pages of 1 and 2 of our slide presentation contain additional information on forward-looking statements and other important information on the proposed transaction and on the directors and executive officers of BD and C.R. Bard.

Leading the call this morning is Vince Forlenza, Chairman and Chief Executive Officer. Also joining us for the presentation are Chris Reidy, Executive Vice President, Chief Financial Officer and Chief Administration Officer; and Tim Ring, Chairman and Chief Executive Officer of C.R. Bard. John Weiland, Vice Chairman, President, and Chief Operating Officer of C. R. Bard will also be available for the Q&A portion of the call.

Please note the members of the Bard management team will not be addressing Bard’s first fiscal quarter results during today’s call. Also we’re delighted to announce that Tom Polen has been promoted to the role of President of BD effective immediately. His well-deserved promotion reflects his leadership in developing and implementing Bard’s strategy and vision. Tom will oversee all 3 of BD’s operating segments, the Medical and Life Sciences segment, as well as the Interventional segment which will be created upon the closing of this transaction. Tom is also joining us today and will be available for the Q&A portion of this call.

It is now my pleasure to turn the call over to Vince.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Thank you, Monique, and good morning, everyone. Today we are very excited to announce another major milestone in the strategic transformation of our company, our agreement to acquire Bard in a cash and stock transaction valued at $24 billion. We believe this deal is both strategically and financially attractive and deliver significant value to our customers and our shareholders.

On today’s call, I will walk you through the rationale behind this acquisition and how we believe it will create new growth opportunities for BD by delivering unmatched solutions for our health care customers and their patients. Then I’ll ask Tim to make a few comments about why this deal create significant value for Bard’s customers, employees and shareholders. Chris will then review in detail, the structure of the deal and the various financial metrics. I will conclude by making some closing remarks and open up the call for Q&A.

After this call, I’m confident that you will believe, just like we do, in our opportunities as a combined company and how we will succeed going forward.

Moving on to Slide 5. This acquisition significantly accelerates and broadens our strategy. Both companies have been transforming over the last several years in a more — into impactful medical technology companies, with the ability to deliver high value-added solutions and better economic outcomes to customers and better clinical outcomes to improve the lives of patients around the world. The combination of BD and Bard expands our breadth and depth in medication management and infection prevention with product portfolios that are highly complementary. This transaction also enters BD into new higher-growth, therapy-oriented device segments. And from a geographic perspective, we have additional opportunities to leverage our leading international footprint and capabilities to grow both BD and Bard faster around the world.

Before I provide more details, I would like to introduce Tim Ring. It’s been exciting working with Tim on this deal, as he is an industry leader that I’ve known for many years and I’m delighted that he will be joining our Board of Directors. I’d like to congratulate Tim, John Weiland and all Bard associates on building a company that is so highly regarded and has such a strong track record of performance. We look forward to welcoming Tim and Bard’s associates to BD. Tim, I’ll turn it over to you.

Timothy M. Ring—C. R. Bard, Inc.—Chairman and CEO

Thank you, Vince, and good morning, everybody. We’re equally as enthusiastic about this announcement and look forward to becoming a part of BD. BD is a company that I’ve admired for quite a long time, with values and a track record of — that are very consistent with our own. Over the past

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

several years, we’ve focused Bard’s strategy on specific clinical improvements and therapy innovations and faster-growing segments. As payment structures and demographics continue to change, there is an increase need to deliver better outcomes for our customers and their patients. At the same time, BD was building capabilities to improve efficiency and quality to meet some of the health care’s foundational processes. This combination will accelerate the strategy of both of our companies to improve both the process of care and treatment of disease. As we look forward the future of healthcare, we believe we can be more effective together.

Together we believe we can offer unmatched solutions for health care customers and their patients. As part of BD, we see new growth opportunities for our products in global markets and new value we can create for customers and shareholders. I’d like to take a moment to recognize Bard’s more than 16,000 employees around the world. It’s because of your dedication, effort and hard work that we’re here today. I believe this is a unique opportunity for not only our customers but also our employees who’ll become part of one of the strongest global leaders in med tech. I have a great deal of respect for Vince personally and his entire team, and I look forward to working with them as a member of the BD Board of Directors.

I fully expect that this new organization will get off to a great start. We look forward to working with BD to ensure the success of this transaction.

With that, I’ll now turn the call back over to Vince

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Thanks, Tim. Turning to Slide 7, I’d like to speak for a moment about BD’s evolution over the past several years. You’ll recognize this slide from our Analyst Day back in November. To summarize our journey over the past 5 years, and think about how we are enabling our continued transformation, we start with the foundation that we solidified through our focus on growth, innovation and operating effectiveness. These achievements have become core to who we are at BD and a launching pad for what we will build. As part of our innovation strategy, we committed to building new customer focus capabilities. We strengthened our marketing and commercial excellence functions and created more customer focus and strategic capabilities. By working more closely with our customers, we identified and created the solutions they needed to enable better care at a lower cost.

The acquisition of CareFusion complemented a strong foundation and meaningfully accelerated our strategy to improve health care process and efficiency. Today’s announcement further accelerates and broadens our strategy. As we serve our customers around the world, we continue to see changing healthcare needs and the environment today is very different than it was just a few years ago. That’s why this combination is so powerful. Together, we will improve both the process of care and the treatment of disease. In today’s environment, healthcare providers are becoming increasingly focused on improving outcomes and increasing efficiency. Payers are doing the same and also demanding value to justify reimbursement.

Bard’s differentiated technologies for better clinical outcomes, coupled with BD’s capabilities in improving major health care processes, will make the combined organization an even stronger partner for health care providers to improve the lives of their patients all around the globe.

Turning to Slide 8. As we shared with you at Analyst Day, an integral part of our strategy is focused on 4 strategic pillars. We believe BD and Bard together strengthen and expand our strategy across each of these pillars: Medication Management; infection prevention; the treatment of chronic disease; and global expansion. On the next couple of slides, I’ll take you through each one in more detail.

Moving on to Slide 9. The categories in which Bard competes further enhance the highly complementary portfolio of BD. Together with Bard, we will be even better positioned to advanced Medication Management across the care continuum. The combination of our 2 portfolios will uniquely allow BD to optimize the drug delivery phase from skin preparation to the selection and insertion of the proper catheter, maintenance of the site over time and the infusion of the medication. We believe this portfolio will deliver the most effective, safest and cost-efficient outcomes across the care continuum from ICU to outpatient. We will be positioned to address 85% of the $20 billion Medication Management segment.

On Slide 10, I’d like to take a moment to review how we expect this transaction to expand BD’s leadership in infection prevention. As many of you already know, HAIs are a significant burden and the cost to the U.S. healthcare system alone is about $10 billion. We had been and are continuing to focus on innovations to help reduce HAIs. BD has a $1 billion infection-prevention business focused on preventing surgical site and catheter-related blood stream infections, competing in a $2 billion global segment. Bard has a leading portfolio for the prevention of urinary tract infections, the #1 cause of HAIs. BD and Bard together would be positioned to address about 75% of the most significant and targetable HAIs in the U.S., providing solutions for reducing catheter-associated urinary tract infections, central line associated bloodstream infections, surgical site infections and of course, C. difficile infections.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Moving on to Slide 11. You can see that we have a significant growth opportunity in disease management by entering into new growth areas with the addition of Bard’s exciting portfolio of peripheral vascular therapy, oncology and surgical products. As you know already, BD has a deep knowledge and expertise in chronic disease management through our Diabetes Care business. If a patient has diabetes, they also have an especially high risk for developing peripheral vascular disease. Diabetes is also one of the main causes of chronic kidney disease with over half of the patients on dialysis also having diabetes. And Bard has products in that area. The combination of Bard will bring additional opportunity by entering BD into new disease categories that are highly related to one another.

Bard brings a strong, differentiated and expanding product portfolio in peripheral vascular disease and chronic kidney disease, including their catheters and Lutonix drug coated balloons.

Moving on to Slide 12, Bard’s clinically differentiated offerings also creates more relevance for BD and moves us into faster-growing areas of oncology and surgery. We see a unique opportunity in combining our oncology businesses in the high growth areas of biopsy and drainage. Together the combination will add scale and strengthen our offering globally. The addition of Bard’s strong solutions in hernia treatment and biosurgery together with BD solutions for surgical site infection prevention will create a high growth and more clinically impactful BD surgery portfolio.

As we think more broadly, these conditions are universal and impact the lives of patients around the world.

On Slide 13, you will see the unique opportunities we have in both emerging and developed markets, as a result of this combination. As many of you know already, BD has a very strong international presence with about 45% of our sales outside the U.S. and 15% of our sales in emerging markets. BD brings substantial local manufacturing, R&D and innovation capabilities and advanced market development to this attractive combination. Bard has made significant progress expanding their channel outside of the U.S. with strong regional commercial teams and is among the fastest-growing companies in emerging markets in our peer set.

Bard’s products are extremely relevant for global markets and are applicable across multiple disease states. Bard has hundreds of products already in the registration process. The combination of these 2 companies will create a robust strategic partner for health care providers across the globe. With significant breadth and depth, we believe we are well positioned to help customers and patients with their most critical health care issues. Our solutions are ready to be ramped, leveraging BD’s global infrastructure and BD and Bard’s global sales forces. For example, in China, we see a unique opportunity where we will collectively have a $1 billion business, and we will have a stronger value proposition. BD’s leading position in vascular access for IV therapy combined with Bard’s strong leadership position in longer-term vascular access with PICCs and ports will deliver the next level of solutions for patients. The opportunity beyond catheters lies in our ability to advance the treatment of cancer and peripheral vascular disease.

I hope you can see why we’re so excited about this transaction, which will truly create a strategic health care partner. The combination will enhance our purpose of advancing the world of health by bringing more comprehensive clinically relevant solutions to customers and patients around the globe. Together, we’ll improve both the process of care and the treatment of disease globally.

Now I’ll turn the call over to Chris to review the transaction terms and provide more detail on how this combination is expected to drive shareholder value.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Thanks, Vince, and good morning, everyone. You just heard from Vince why we are so excited. We believe that the combination of BD and Bard will create an even more powerful health care company, enhancing value for our customers, patients and shareholders globally.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

As we have said in the past, first and foremost, acquisitions must fit strategically, and Vince just walked you through why this transaction has such strong strategic rationale. I’d now like to take you through the financial drivers, which demonstrate the compelling financial value that is created as a result of this combination.

As you can see on the left side of this chart, at our Analyst Day back in November, we shared with you our long-term targeted goals of 5%-plus top line growth and 10%-plus earnings growth. On the right side, you will see this step function acceleration in our growth profile upon completion of this transaction. With targeted revenue growth of 5% to 6%, operating margin expansion doubling to approximately 200 basis points per year and earnings growth in the mid-teens range.

Before I review the financial value drivers in detail, I’d like to discuss some of the key transaction terms on Slide 15. The total purchase price is $24 billion. Bard shareholders will receive $222.93 in cash and $94.07 of BD stock per each of their Bard shares. BD will assume $1.6 billion in Bard debt and $1.1 billion of cash. We have a fully committed $16 billion bridge facility in place to finance the cash portion of the transaction and expect permanent financing to be in the form of available cash, new public equity and new unsecured notes and term loans. Upon closing, we expect our leverage ratio to be about 4.7x, with the commitment to be below 3x leverage in 3 years. We will continue the suspension of our share repurchase program as we de-leverage and we remain committed to increasing the dividend. The closing of the transaction will result in a one-notch downgrade to BBB from S&P, with Moody’s rating as one notch below investment-grade. Even with the split rating, we will continue to operate as an investment grade company by remaining committed to funding our growth strategies and investing in the business.

We expect this transaction to close in the fall of 2017, subject to regulatory and Bard shareholder approvals.

Now turning to Slide 16. We believe this transaction will meaningfully enhance our growth profile and will create significant value for shareholders. I’d like to walk you through some of those very attractive value drivers.

Since we already discussed the top line growth opportunities, I’d like to spend a moment on synergies. This transaction is expected to deliver substantial cost synergies, estimated at approximately $300 million that we will expect to be fully realized by fiscal year 2020. We expect these cost synergies to come as a result of harmonizing duplicative public company costs, G&A functional savings, and manufacturing and operational opportunities, including procurement and supply chain efficiencies.

We also expect to achieve revenue synergies. We believe we will start to see measurable synergies starting in the second full year, as Bard has hundreds of products already in the registration process. On the tax side, we expect to see an opportunity as we combine the structures of the 2 companies. While we’re excited about the additional synergy opportunities in revenues and tax, they are not included in our synergy estimate at this time.

The combination of the 2 companies will also result in strong cash flow and an attractive ROIC profile, which we expect to exceed our cost of capital by year 4 in fiscal year 2021.

On the bottom line, we expect strong EPS growth in the mid-teens range as this transaction is expected to be immediately accretive in fiscal year 2018 with high single-digit accretion in fiscal year 2019. I’m confident that after hearing our strategic rationale and the financial value drivers of the deal, you can see why we are so excited about the strategic fit and value that is created by combining these 2 world-class organizations. And personally, I’m delighted to help lead this company through our next phase of growth.

Before I turn the call back over to Vince, I’d like to make a quick comment on our second fiscal quarter earnings announcement. We’re comfortable with our second quarter performance and we’re going into this transaction with strong momentum. You’ll note that we moved our second quarter release to May 2, and we will provide you with a full update at that time.

Now I’d like to turn the call back over to Vince.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Vincent A. Forlenza - Becton, Dickinson and Company - Chairman and CEO

Okay. On Slide 17, I’d like to spend a moment reviewing our integration plans. Of course, in a sizable acquisition like this, the success of the integration is of critical importance. With that being said, we have established a comprehensive plan which builds upon our experience with the CareFusion acquisition, fully recognizing that there will be some differences. We’ll be focused on combining the best of the best to both companies.

The integration team will be led by Bill Tozzi, a seasoned BD executive and will consist of senior leaders from both organizations which will also include John Weiland, who will stay on in a consultive capacity after the closing. This team will be accountable for delivering on the commitments made to our shareholders, employees and customers.

As I also mentioned earlier, we will have Tim Ring, another Bard — another Bard — and another Bard director join our board. We believe their leadership and oversight will help to ensure a seamless integration of the 2 organizations. Upon closing, the Bard business will become a new segment within BD with a primary focus on advancing disease management. I’d like to take the opportunity to thank the BD associates for their dedication and hard work that allowed us to drive — to get to this milestone in our company’s history. I look forward to welcoming the talented Bard associates to BD.

Before we open up the call for questions, I’d like to take a moment to summarize our message from today. As we shared with you at our Analyst Day back in November, we believe BD is on an amazing journey where we can have a profound impact on our customers and the millions of patients they serve around the world. This includes a very strong pipeline of new products and solutions across our Medical and Life Sciences businesses, like our new solutions in Diabetes Care or in genomics or in our molecular programs, just to name a few. And we’re absolutely delighted that Bard will be part of our company’s journey with this — with it’s exciting portfolio of products and technologies. Together, we’ll improve both the process of care and treatment of disease. This is a pivotal time in BD’s history and I’m most excited to lead our company as we move forward.

So thank you. We will now open the call to questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from the line of Mike Weinstein with JPMorgan.

Michael N. Weinstein—JP Morgan Chase & Co, Research Division—Senior Medical Technology Analyst and Head of Healthcare Group within Equity Research

So let me rewind to November, as maybe a starting point. I think Vince back in November at the analyst meeting, you laid out a fairly compelling story where you’ve expected to accelerate the growth of Becton, Dickinson to comfortably into the 5% to 6% range over the next couple of years through new opportunities and you laid out this vision for the company. And then we get to the earnings call and for the fiscal first quarter and then our call, which we had back in February, and your commentary then was that, you are trying to get the balance sheet to where you had set targets which is 3x gross debt-to-EBITDA and that you’re going to at that point try and rebuild your cash and it was likely that you’d be looking at bolt-on deals no more nothing larger than that. So if we kind of do the rewind and you lay out the story, this LRP for the Street and you talk about the balance sheet priorities being to get the debt in order and rebuild your cash. So I think the first question is kind of what changed in your view and why now for this deal?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes. Sure, Mike. So as we did the CareFusion transaction, of course, we stopped our transformational work and had put that on hold. And then months ago, we restarted that process. And we were not thinking about Bard at that point. But we stepped back and we took a look at the strategy and the implementation of that strategy and a new look with Tom, in particular, on the Medication Management piece of the strategy and the

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

infection prevention of the strategy. And we started mapping this out and looking where we could expand those solutions. And we were comfortable that we had good core solutions, just as we said on the Analyst Day. But we started to think more about what comes next. And then we started to look at what those holes where and it turned out that Bard had wonderful solutions in those gaps. And when we looked at that, for example, in terms of vascular access and we had the peripheral piece and they were a clear leader in the long (inaudible) side of this, so we’re really high value-added piece. And if we’re going to go into a customer with a complete solution, that was an important piece and I talked through the infection control stuff. So as we went through the portfolio and started to look at Bard, and then we are thinking about informatics and how care was coming across the care continuum and then we realized that Bard has done this deal in home care and that there was an opportunity with our new CME punt to leverage that channel that they had put in place. So all of the sudden, the strategic rationale was a lot more compelling than we had looked at before. So that started to change our thinking. And then we’re getting very comfortable about our ability to hit the 3x leverage, as we move forward. So in looking at that, we said this is a great fit. And then from a why-now standpoint, we started tracking what Bard was doing and analyzing their business, and we became more and more impressed with where they were going. I was unaware of the work that they had done when the Gore royalty came on and how they had increased R&D. But when I saw where they were going with their pipeline and the progress that they were making, we said this is a company whose growth rate is going to start to accelerate. And then we saw international and the fact that the ramp-up of their sales force and the registration was increasing year by year, that these guys were really implementing well. So that said to us the time is now for us to do this deal. We have a great strategic fit, our leverage will be very need it to be, and the timing is right in terms of what they were doing. We’re getting very comfortable with their pipeline going forward and their international growth. That’s why it came together the way it did.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

I would just add, Mike, from a financial perspective, you’re absolutely right. We felt really comfortable as we conveyed on Analyst Day with this move up to the 5-plus percent on top and 10-plus percent on the bottom, and we had great momentum as demonstrated in the first quarter and as we said this morning contemplating our second quarter results. So we’re really feeling like we’re doing this from a position of strength. But as I showed in the chart, this was a step function change up in terms of our growth profile as well on both the top line to get to the 5% to 6%, because of the strong organic growth that Bard has demonstrated, but also getting into the mid-teens range on the bottom. And then I would also add in terms of our success with the CareFusion transaction, we felt really good about our ability to have had executed to get those synergies and as we looked at the ability to really leverage that work that we had done, the timing just felt really right to us.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

And so we’re implementing very, very strongly. We wouldn’t be taking on a transaction like this if we weren’t implementing very, very strongly. So it’s all of those factors coming together.

Michael N. Weinstein—JP Morgan Chase & Co, Research Division—Senior Medical Technology Analyst and Head of Healthcare Group within Equity Research

Okay. And if I can have a just quick financial follow-up.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Sure.

Michael N. Weinstein—JP Morgan Chase & Co, Research Division—Senior Medical Technology Analyst and Head of Healthcare Group within Equity Research

So one, the timing of the anticipated equity raise; two, the equity length and the peers of your — excluding that Chris from your gross — your pro forma gross debt-to-EBITDA calculations will make sure that, that is correct. And — will let to take those 2, then I will follow up.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Sure. So what I would say is the timing is very, very quickly. We first need to put together the pro forma statements, which we’re in the process of doing so. We’re talking within a couple weeks expecting this to be in a roadshow and completion. And so you’ll see us moving very quickly on that obviously to avoid any geopolitical issues in the stock market. So we’ll move very quickly on that. You are correct, as you said, but I’m going to ask John Gallagher, our Treasurer, to give you a little more color on that.

John E. Gallagher—Becton, Dickinson and Company—SVP of Corporate Finance, Controller and Treasurer

Mike. it’s John here. Yes, the equity linked securities, we anticipate receiving a 100% equity treatment for those. So it doesn’t impact the 4.7x leverage.

Michael N. Weinstein—JP Morgan Chase & Co, Research Division—Senior Medical Technology Analyst and Head of Healthcare Group within Equity Research

Okay. And John just last question. I assume you’re setting up some intercompany loans that will give you access to OUS cash flows going forward in order — I’m just doing the math, to get you down to that 3x target you have in 3 years. You’d have to be accessing your OUS cash, correct?

John E. Gallagher—Becton, Dickinson and Company—SVP of Corporate Finance, Controller and Treasurer

Yes, that’s correct. We’d continue to access ex-U.S. cash just like we have in the past. We do anticipate and have modeled that there would be some cash friction for that. We’ve put it in the cash model. It’s also in the tax rate.

Operator

Our next question comes from the line of David Lewis with Morgan Stanley.

David Ryan Lewis—Morgan Stanley, Research Division—MD

Maybe just 2 quick ones for BD and a follow-up for Tim at Bard, if I would. Vince and team, just kind of first off, if we think about CareFusion, the execution there was above plan. So when you think about the revenue and cost synergies of this transaction relative to CareFusion, can you sort of compare them in terms of the opportunity and then timing of sort of the manifestation of those synergies? And then for, Vince, how do you think about, sort of, the Gore royalty when accessing Bard value and how does it impact your ability to grow mid-teens in ‘19 and ‘20? And then I have a quick one for Tim.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Okay, Tom will take the first question.

Thomas E. Polen—Becton, Dickinson and Company—President

Good morning, David. Certainly, we see revenue synergy potential here even earlier than with CareFusion. As you know, CareFusion was much earlier in terms of geographic expansion. They had 20 individuals in China, as an example, versus the hundreds that Bard has. Few registrations outside of the U.S. As you know, we’ve been really ramping that up over the last 2 years. Bard, as Vince made in his comments, registered over 500 products over the last year and earlier. And so we see really 3 areas of kind of near-term revenue synergies. First is what’s very obvious and clear in the vascular access portfolio. As you think about what we bring in terms of site preparation with ChloraPrep combined with obviously our

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

catheters, now PICCs, mid lines, ports, with then the solutions that we have to keep all of those modes of drug delivery open with our flush, our dressings, our valves, our sets and then obviously our pumps, we see an opportunity to cross-sell that portfolio on a geographic basis both through ours and Bard’s PICC midline port sales force to pull through that whole solution. And we’re excited about that. We also see some channel leverage opportunities in other categories. Surgery would be an example where Bard may have a strong surgical sales force in Europe which we do not. ChloraPrep would be a great product to move through that channel, as an example, where we can expand the solutions beyond hernia repair and biosurgery solutions into surgical site infection prevention. The majority of ChloraPrep in the U.S., for example, is used in surgical procedures and that sales force that we have in the U.S. calls on surgeons. We don’t have a call point for surgeons outside of the U.S. today. You can see some very logical synergies and revenue opportunities there. And then the third area is, Bard’s made tremendous progress in geographic expansion, particularly in China, little earlier in the expansion and markets like Latin America or the rest of Asia, where we have very strong and rich organization, and so we see opportunities to accelerate penetration of Bard products into some of those geographies as well.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

So David, the second part of a question was in terms of the cost synergies. And, first, we look at those cost synergies as ratable over the 3 years. So if you think about what comes in what stage, the first synergies will come from duplicative public company costs and procurement. And we’ve done that at CareFusion. That’s behind us. We know how to do that and so that will be the first chunk. As you move into the second year, you’re really talking about leveraging the G&A function. And the infrastructure we built as part of the CareFusion transaction is something we can leverage. Probably the best example I can give you of that is our shared service centers, which we now have 6 global shared centers with 1,500 people around the world and it’s all about throughput into those shared service centers and really getting leverage out of those centers. So that’s a just an example of what happens in the second phase. And then when you think about manufacturing and operations in the third phase, we make a lot of the same things that Bard does. And so thinking about how we manufacture and the best way to optimize that profile, we think that leverage is the work we’ve already done as well. So we feel really good about that. We’ve executed well, as I said, on the CareFusion synergies. We think this is a good initial estimate of what we can do. As we said, we don’t have revenue synergies in the model, nor do we have any tax synergies. And we think that we’ll be able to articulate and measure those in the coming days as we really get into it. So we feel confident about that. In terms of the Gore royalty and how we contemplated the Gore royalty. First of all, as you combine these two companies, the impact of the Gore royalty by the nature of the bigger size is less impactful. That’s number one. Then with the cost synergies and how they come into play, that helps mitigate the impact. Certainly, the revenue synergies, the timing of those are exactly on top of the time frame. And don’t forget that’s fiscal year ‘20 that has the biggest impact for our fiscal year, little different that the calender year. Some people were thinking ‘19. It really affects us in fiscal year ‘20. So we feel really good about the fact and quite frankly, the numbers we give contemplate the fall-off in the Gore royalty and we still get back to mid-teens and with the kind of accretion that we have. So we think that’s actually a positive And also as we get to the 3x leverage in 3 years, we throw up a lot of cash in the combined company. That will start putting us in a position to begin to do some tuck-in acquisition, which further offset that, that’s tough action down. So it actually works really well. And that’s a capability, of course, that Tim and his team will put in place, and we would expect to continue to do that and leverage that capability. So that all fits together nicely for us.

David Ryan Lewis—Morgan Stanley, Research Division—MD

Okay. Vince, they are very clear. And then maybe just for Tim, a quick follow up. So, Tim, if I think about your quarter, there is no question Bard has a dramatic amount of momentum. So just some more color on sort of why is this the right deal and more specifically Tim, the right time for your shareholders given your momentum. And then, Tim, there’s also been the sort of lore out there that only Bard can do Bard, meaning your model works — doesn’t work inside another company or without the Bard team? I wonder if you could share your thoughts on that as well.

Timothy M. Ring—C. R. Bard, Inc.—Chairman and CEO

Let me share the last part first. So we have been amazed and as our members of management have been involved with the BD folks almost to a person every meeting they’ve (inaudible) these people are just like us. The cultures are extremely similar, very complementary. Every single interaction has been positive. So I’m not worried at all about Bard continuing to function the way we’ve been performing for the last several years. One of the things that impressed me with the way Vince kind of laid this out for us, and I know John feels the same way, is when we’ve done acquisitions over time, we’ve looked at them as a platforms to invest in because they were faster growing. And that’s exactly the way BD and Vince

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

has looked at Bard. So I don’t see an issue at all with the continued execution or momentum that we’ve had built up in the business. Relative to the first part of your question, it’s a very compelling offer and we talked about it for several months. Obviously, our board’s been very involved. We understand what our responsibilities are from a fiduciary point of view. And then when you look at the portion, the proceeds coming in stock, the combined combination is a very compelling entity moving forward. I would argue the most compelling health care company out there in the med tech space by a long shot, especially given the breadth and the size. So for all of those reasons, it was a very attractive offer to our board.

Operator

Your next question comes from the line of Larry Keusch with Raymond James.

Lawrence Soren Keusch—Raymond James & Associates, Inc., Research Division—MD

So maybe for, Chris, first question is, how are you thinking about the Bard free cash flow generation over the next several years given the potential liabilities associated with the Women’s Health litigation? And how does that relate to the objective to be under 3x leverage in 2020?

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Sure, Larry. So as you might imagine, in diligence we went through that extensively. We felt extremely comfortable with the reserves that Bard had set up. And I think — you’ve all been through that in the past with them. They’re — they have that down where we really understand it and they really understand it and they were able to explain it to us. We also contemplated in our cash model future outlays for that and as you might imagine, we were very conservative in terms of our estimates along those lines for that very reason. So it’s something that we were very comfortable within due diligence, very comfortable that we have it covered in our cash model going forward.

Lawrence Soren Keusch—Raymond James & Associates, Inc., Research Division—MD

Okay. Great. And then one other quick one and then one for Vince. When you think about the potential for border-adjusted taxes, how do you think about the combined company? And how you might be subject to that? That’s question 1. And then I guess, bigger question for Vince is, again Vince, you laid out a compelling strategic rationale for the deal. And I guess that will fuel questions regarding the importance of scale within the industry. Can you talk a little bit about what you are — what you’re hearing from your hospital counterparts as to what they are looking for now?

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Sure. Okay. So let me start, there is — nobody has a crystal ball on what’s going to come out in tax reform. It changes every day, as you know. But the border tax adjustments, as we’ve talked about in the past, BD is a net exporter and I don’t think that changes going forward. In fact, I think it’s basically the same situation. That is if border tax adjustments even get into the final tax reform, but we don’t see that as a — as an issue. It remains to be seen how tax reform is put in. But I think on balance, we think that could be a net positive for us. So it remains to be seen exactly how they issue it.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

So Larry, your timing on your question is great, because we had our biggest U.S. customer in last week and we had this conversation with them. And we were talking through the strategy that we have around solutions and what they had to do to transform their business model, because under any scenario, you’re going towards population based, health value-based health care. And they were saying “You know what? You really have a unique strategy in terms of helping with foundational processes.” And so they were very positive on that. Of course, we were not talking about Bard at all, but they were certainly saying, “We need that and we need better clinical outcomes at lower cost that are standardized.” And to do that, we need somebody who can really strategically partner with us. We don’t need people just showing up with more things in a — in the bag.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

That’s not value-added for us. It’s stuff -- it’s people that we can really work with to transform our organizations. So it’s really about that, not just adding new things. We have to be better together. And I think that’s what we have here.

Operator

Your next question comes from the line of Rick Wise with Stifel.

Frederick A. Wise—Stifel, Nicolaus & Company, Incorporated, Research Division—MD

Maybe Vince, I’ll just start with a vision question you’re talking about it with every answer and every question. But I mean here is another profound strategic transformation of Becton. Just where now? What’s next? Where are you in the next 5 to 10 years? Do you — Chris was talking about tuck-in transactions later in the decade. But do you feel like you have what you need to be that partner to hospitals? Or do you feel like there are significant opportunities ahead? What on the service side, on the devices, how do we think about the future now?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes. I think, we feel that — at this point, we feel really good about the portfolio. And we’re going to be focused on taking down the leverage over the next couple of years. That is going to be our strong commitment. And when we step back and look at that, we have — going back to Analyst Day, we have a very strong pipeline, including on the life science side of the business. And so the other thing that I’m thinking about is executing on those new programs. What we’re doing in molecular, what we’re doing in laboratory automation and genomics. All of those things. We’ve got this tremendous strategy in Diabetes Care. So we are certainly not looking at another large acquisition, we’re not contemplating that. If you look at the infection-prevention portfolio that we told you about and what’s happening in medication management, we got very complete solutions. And, of course, at the same time, we don’t want to take on anything else. We got this major opportunity on the disease side now, with the Bard portfolio, that is extremely exciting. So that’s a lot to take on. We think we can manage it. So from a vision standpoint, it’s implement on what we’ve got here.

Frederick A. Wise—Stifel, Nicolaus & Company, Incorporated, Research Division—MD

Just 2 last quick ones. Post transaction, is there is an opportunity, Vince, to potentially reassess the Becton portfolio or the combined portfolio? Are there assets here that might be considered divestible that would help growth margins or perhaps help with debt reduction? And just last, may be for Chris. You talked about the sales in tax synergies expected, but not included, as those come in, Chris, do we think about that potentially being additive or accretive to these kinds of initial sales and EPS margin targets you are laying out? Or does it, sort of, sustain these kind of targets, growth targets, and offset Gore?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

So on the portfolio side, we feel very good about the entire portfolio there is nothing significant. Tim and I have had this conversation. They’ve been looking at their portfolio. They came to the conclusion that they were very happy with their portfolio. And looking at it, we feel the same way. We are interested in the entire portfolio. It’s not the same kind of situation that we had, when we did the CareFusion transaction. And anything on the BD side would be small. We feel good about the 2 portfolio.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

And I’d say, it’s not contemplated in that in any additional revenue or tax synergies. We said it wasn’t in the model because it’s — it would be additive and to that point about the Gore royalty, the Gore royalty is already in the base and what we have in the way for cost synergies, in the comments

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

I made before, are what offsets that and overcome that. So the revenue synergies and tax synergies would be additives to all the metrics that I laid out for you.

Operator

Your next question comes from the line of Brian Weinstein with William Blair.

Brian David Weinstein—William Blair & Company L.L.C., Research Division—Partner and Healthcare Analyst

Can you talk a little bit about your ability to handle such a large integration now, when you still have the last phase of kind of expense reduction and manufacturing synergies to come with CareFusion? I mean you are just adding to get the revenue synergies there why do we kind of handle this all at once?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes, Brian, thanks for that question. And so when we looked at where we are, in terms of the integration of CareFusion, there is a sequence there, where you work on the corporate cost piece; and then you get into the business process piece in the next phase; and then its manufacturing. So when we looked at where we were in that process, when the situation, where people are rolling off of that program for the first phase and actually they’ll be rolling off the second phase. So by the time this thing closes, we’re going to have the team together and the team available. So the timing and sequencing actually works out quite well from the standpoint of what we have to do here. And we have the governance model in place. We’re going to have John Weiland’s help in terms of knowledge of the business, helping us in terms of keeping momentum, helping us on the talent side to maintain the talent. So we feel good about what we have in place, the resources and the governance.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Yes, I would just add, we use the CareFusion transaction to transform the functions, processes and systems of the combined company. So we’ve put things in place. So what does that mean? We went from 90 payroll systems around the world to 1. We have Workday on top of that. That’s all in place already and ready to be leveraged. So we really feel good about that. And we exercised muscles in doing that integration and we’ve got people dedicated to doing it and this is just, as Vince was saying, now getting them to focus on doing it again with the experiences that they had set up. It felt really good in terms of timing to leverage what we had done. And I mentioned the manufacturing as well, there’s a lot of planning that goes into that, thinking about how you leverage molded plastic parts, et cetera. Just being able to expand the aperture on that to the Bard entity and looking at that on a combined basis, before it was set in stone, I think is a great opportunity and we’re well on our way to doing that and we can leverage that.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes, so the piece in the middle, we didn’t talk about, of course, is the shared service piece. We have our networks set up and with that network, we just need to put more in there. So this actually fits quite nicely. We’re going to leverage all of that work. We just opened a new shared service center in Poland. So we are in good shape on that.

Operator

Your next question comes from the line of Doug Schenkel with Cowen.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Douglas Anthony Schenkel—Cowen and Company, LLC, Research Division—MD and Senior Research Analyst

My first question is on returns in cash flow. It appears to us that the 5-year ROIC on this deal based on your outline gets into the high single digits. It also appears that the pro forma free cash flow should be greater than $3 billion. Do these 2 calculations fit with you model?

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Yes, they do, Doug. Thanks for pointing that out. A lot of people look at ROIC over a 5-year period. We actually have set the standard of greater than weighted average cost of capital in year 4. This transaction meets that and then goes up from there in year 5. And as I said, we have very strong cash flow. And the numbers that you gave are consistent.

Douglas Anthony Schenkel—Cowen and Company, LLC, Research Division—MD and Senior Research Analyst

Okay. And then on R&D, I guess, a couple of quick ones. First, at your Analyst Day, you highlighted an impressive amount of standalone R&D initiatives that you are — that you were targeting over the next several years. Did these initiatives plan level of investments or time lines change at all due to the deal? And then the second question is, you highlighted Bard’s strong R&D efforts and pipeline. Anything you’d want to note that changes under BD’s leadership specifically?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

So our programs don’t change their timelines, these will be separate R&D organizations. Remember we are setting up this organization as 3 segments. As we did the diligence, we really like the system that Tim and John set up for their portfolio management with John DeFord, we’re going to maintain that. So that’s not going to change. We intend to drive it the way they’ve been driving it.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Yes, I’d just say there are no R&D synergies, contemplated in the $300 million. Nor would we, we’re thrilled with the pipeline that both companies have and when we think about the 5% to 6% growth that’s fueled in the future by the investments we’re making today and we’re not going to impact that. If anything, we’re going to try to enhance that.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

If there is anything that happens, we look for ways that these teams could work together, whether it is technologies that might play on one side and the other. So for example, take informatics. Bard was starting to think of that, how do we play in the smart device space? And in fact they are working on a device. Well, how do you connect that to the hospital information system. So we do see positive synergies, not cost synergies.

Operator

Your next question comes from the line of Matt Taylor with Barclays.

Matthew Charles Taylor—Barclays PLC, Research Division—Director

So the first question I just had was a clarification question on the deal structure. I was wondering, I just wasn’t clear based on what we talked about earlier whether the equity component was fixed or floating? So is the deal price fixed at $317.00 or could that move around?

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

So the $8 billion that Bard shareholders will receive is about 90% fixed and the only difference is the option values do float a bit, as in any deal. So virtually — the biggest part of that is fixed. And of course, then we have the $4.5 billion-or-so of equity and equity-linked securities that’ll happen in the next couple of weeks and that’s the piece that’s subject to market and that’s why we’re moving quickly on it.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Which isn’t a price thing on the deal.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

There is not a price thing on the deal at all.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

When you said options, you meant the compensation piece.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Compensation, yes.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Which is typical.

Matthew Charles Taylor—Barclays PLC, Research Division—Director

And then just a follow-up on synergy questions. I mean, I think benchmarking with (inaudible) that your synergy numbers are reasonable. You did well with CareFusion and at that time, when you announced CareFusion deal, you also didn’t includes any revenue synergies. Just wondering if you could review for us how much in revenue synergies you’ve actually gotten from CareFusion? And then do you make a further comparison so whether you think there could be more or less revenue synergy here?

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Sure. I will take that. You remember on CareFusion we didn’t — you’re absolutely right we did not quantify them. Because they weren’t as far along and we knew that there was a number of things we needed to do to get those products registered. There was some market development in some areas. So there were minor synergies, but we are only starting to realize of those synergies now in the third year post deal close and they are measured in terms of 10s of basis points as we’ve talked about in the past. As Tom talked about earlier, we think that this is a different scenario, where Bard is much further along, certainly in the international arena, with the registrations that they have done. They did over 500 last year alone. And so they have got great momentum in their own interest and infrastructure and go-to-market capabilities. And so we think that leveraging that on the infrastructure we have globally, some places there is an overlap, we’ll have a billion-dollar business in China, but other places like Latin America and Middle East we’ll be able to leverage even more. So we do think — and that’s why in my remarks, I’ve said that we expect measurable revenue synergies in year 2 of the deal.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

And if you recall on CareFusion we said, it was going to take 2 years to get those products registered. Here it’s going to happen further. So we’re just in the early days of getting those CareFusion synergies and we were talking about 10s of basis points.

Operator

Your next question comes from the line of Vijay Kumar with Evercore ISI.

Vijay Muniyappa Kumar—Evercore ISI, Research Division—MD and Fundamental Research Analyst

Just maybe 1 in a couple of quick ones. Maybe first on the financial side right? You know that the mid-singles EPS accretion for fiscal ‘18, does that imply $0.40 to $0.50 is the math I’m getting based off of the numbers. I just want to know if that’s the right zip code? And I had a follow up.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Well we said immediately accretive in year ‘18, which implies kind of low single digits. But I think you get to the right zip code regardless of the $0.40.

Vijay Muniyappa Kumar—Evercore ISI, Research Division—MD and Fundamental Research Analyst

Got you. And then on the — I guess, on the slide, which showed the operating margin expansion 200 basis points of the annual expansion. Is the base we’re talking about fiscal or fiscal ‘17. Because fiscal ‘17, I’m — we’re looking at 24% margin. So are we looking at 30% margins by fiscal 2020?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes, you did the math right. It is 200 per year over the 3-year period, ‘18 through ‘20, (inaudible) of the ‘17 base.

Vijay Muniyappa Kumar—Evercore ISI, Research Division—MD and Fundamental Research Analyst

Glad I can get my additions right. Last one, the, I guess, the margins in 2020 is that including or excluding of Gore royalties?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

That’s, including. Everything that we talked about includes the roll off of the Gore royalty. So we took the Bard stage plan and everything we talk about is incremental to that.

Operator

Your next question comes from the line of Richard Newitter with Leerink Partners.

Richard Newitter—Leerink Partners LLC, Research Division—MD, Medical Supplies and Devices and Senior Analyst

I have 2. Just I wanted to make sure I’m hearing the commentary around, kind of what’s different in terms of executing on the cost synergy side with Bard versus with CareFusion. I appreciate the color on the revenue side. But is it right to just assume that you guys kind of see this phasing of the 3 buckets of cost synergies are going to go after us precisely the same? And are there any areas here incrementally more cautious, with what you need to do to get at those cost synergies and what’s kind of different, better, or is everything just basically the same?

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes. I wouldn’t say it’s precisely the same. It does turn out, as we look at it, that it does look ratable. The buckets of what you are going after and the phases that you are going after them are similar. But the — but nothing is exactly the same in any companies. We think we can leverage. We were in a very different position, when we acquired CareFusion, where our shared service centers weren’t combined. They were not — we did not have the systems already in place. We had to invest in those systems, as I mentioned, the global payroll system, the Workday; in finance having a BCP, financial program that we’re based on. All of those things in CareFusion were like we had to transform ourselves to do that and we took that opportunity. This is going to be different from the standpoint of now it’s time to leverage and put throughput into that.

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

So as you think about leveraging our international footprint for example, on the revenue synergies, think about that the same way on how we leverage the cost synergies in terms of shared service centers, systems, processes and that’s hard work. We know it’s hard work. We’ve been doing work like that and leveraging the people that have been doing that will give us an advantage. But it’s — it clearly hard work to get to those synergies and — but it continues the great momentum that we have had in terms of executing on those synergies that we began with the CareFusion transaction.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

If there is another difference is that Tim and John have really built strong international sales forces. And so when we think about the integration, that’s a very different situation from what we experience with CareFusion, where they really had nothing. And so they didn’t have a sales force. They did have the market development capability in place at all. We’re going to bring the government affairs and infrastructure work and ability to create all these systems. But we want to make sure that we maintain the momentum in those marketplaces. And then to add to it with the sort of the things that Tom and I were talking about it in terms of work complete solutions. So that’s very different.

Richard Newitter—Leerink Partners LLC, Research Division—MD, Medical Supplies and Devices and Senior Analyst

Got it. And just a 5% to 6% kind of updated long-term guidance for revenue, that’s exclusive of having any revenue synergies, contemplated in this deal, correct?

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Yes, that’s right. We don’t have revenue synergies in any part of what we disclose and so it’s right. It would be incremental to the 5% to 6% and get you into higher into that range is the way to think about it.

Operator

Your next question comes from the line of Derik De Bruin with Bank of America.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Derik De Bruin—BofA Merrill Lynch, Research Division—MD of Equity Research

It’s Derik De Bruin and Bob Hopkins. So I have got a one and I’ll let Bob jump in. So quick question. Are there any divestitures contemplated? You had to get rid of some stuff for CareFusion. Just wondering if there is anything here that you are going to potentially have a conflict with or you think may have to go?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

We like the whole portfolio. Any overlaps are de minimus in this situation. So no.

Derik De Bruin—BofA Merrill Lynch, Research Division—MD of Equity Research

Great. And I’ll let Bob jump in.

Robert Adam Hopkins—BofA Merrill Lynch, Research Division—MD of Equity Research

All right. I just have one question for Tim Ring. And I’m just trying to get as good an understanding on the why-now question as I can. So I guess, the way I’d ask the question is — was — had Bard reached the stage where you were kind of proactively looking for partners? Or is this more BD kind of reaching out and then you guys realizing over time what a good fit it was?

Timothy M. Ring—C. R. Bard, Inc.—Chairman and CEO

Yes. No, we were reaching out. Actually started Vince asked me to go to lunch. It turned out to be a pretty expensive lunch. So, no, we were very happy with our momentum. Frankly, when you think about this kind of thing, as I mentioned earlier, was pretty compelling for our board and when you look at the combined company, it’s extremely compelling going forward from my perspective and our board’s perspective. Accretive to the growth in all fronts and a very powerful company, moving ahead. So that’s kind of the background, Bob.

Operator

Your next question comes from the line of Amit Hazan with Citigroup.

Amit Hazan—Citigroup Inc, Research Division—Director

I thought, I’d maybe just focus on the strategy aside from scale here on the top line. I think, whether it’s you guys or Bard [ what ] we basically think about your businesses is that you are pretty much #1 in market share. Pretty much in everything you guys do and I understand and I hear you there are pockets, where you clearly have some synergies. But it strikes me that the opportunities got to be also about the interoperability, inter-connectivity, somehow making the sum better than the parts in ways that have to go above and beyond just sheer scale. So maybe try to me help me out here in understanding, the products that make BD products better on the Bard side and vice versa, in terms of those aspects.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Tom, you want to take that one?

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Thomas E. Polen—Becton, Dickinson and Company—President

So I think you called out a few there, Amit, this is Tom. We certainly are very excited about as we think about medication management as you described earlier. We have been very focused on reinventing medication management across the care continuum. You can see how we’ve progressed that with BD and CareFusion together. To an earlier point, if you remember, actually when we came together with CareFusion, that was an organization that was growing 3% to 3.5% organically and we said we wanted to move to 5% by driving the strategy of reinventing medication management, infection prevention. If you look at last year and last quarters, you will see we have actually in terms of revenue synergies moved up CareFusion close to that 5% number. I think, obviously, Bard is coming in, growing much faster already. Brings in a very nice portfolio into medication management, particularly, in the vascular access. And so as you think, about a hospital looking to manage medications and choose the right type of devices to deliver those drugs through and to make sure that they are doing it in a safe way and that they prevent infections during that process. We’re going to be extremely uniquely positioned in the industry to offer the right set of solutions there from preparing the skin with ChloraPrep, to choosing the right dwell time device, be it a short-device, like our catheter, or longer dwell device, like a PICC, a midline or a port. And then utilizing our solutions to help maintain that device over its entire life cycle with our flush products, our chlorhexidine-impregnated dressings, our valves, and other new products that we have in our pipeline. So really go to customers with a extremely unique offering there that we see is going to add a lot of value. Same type of strategy on the infection prevention side. We do have a informatics platform there our MedMined platform as you indicated before that helps hospitals understand, the types of healthcare associated infections that they are facing, the cost of those infections to the healthcare system. And now as a partner, we’ll be able to bring solutions that help them address and eliminate up to 75% of those infections, be it surgical-side infections, bloodstream infections, now catheter-related urinary tract infections or — with solutions through our diagnostic platforms for C. diff. and MRSA. So those are certainly areas that we see opportunity and of kind of better together in real ways. We’ll continue to leverage the — as Vince also mentioned, the strong informatics platform that we’ve been able to build with SmartWorks. Obviously a large number of U.S. hospitals, north of 60% of U.S. hospitals, have our devices connected into their electronic medical record. As we think, about Bard’s portfolio and certainly the Bard management team has already been thinking through how they can smartify a number of the devices, perhaps in urinary or other areas and as those progress into marketplace, I think there is certainly opportunities to leverage not only that data interface that we have established, but also the ability to now do analytics on that. And as we go forward. And those will be areas that Vince mentioned, that we’ll explore and we’re excited at looking at new innovation opportunities together. I think that was an area early on as our management team sat down and talked about what the 2 companies could do. I think smart devices, the digital space, informatics was all an area that we quickly kind of rallied behind and saw some future potential in.

Amit Hazan—Citigroup Inc, Research Division—Director

And Vince, if I can ask — squeeze one more in for you. Just maybe thought it would be just — given we’re talking about the long-term strategy here today, a good time for you to may be address the recent Medtronic proposal of sale of their business, the Cardinal, their supply business. Just give us a business perspective on how you view the Medtronic supply business being bought by a distributor just generally, with kind of very different margin aspirations. And how that makes you think about a shift at all that’s needed in your strategy and how you might compete against distributors over the coming years, if that becomes more prominent.

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

That’s an issue that’s been going on for a very long time. We’ve had that conflict with multiple distributors as they go private label. I think from both the product quality and a cost position, we’re really well positioned there to continue playing that game out. And with now the size we have through channels, I think we’re extremely important, with the solutions and the breadth of those solutions that we have. So for us it’s about value-added offerings and differentiation. So I feel quite good about it. There’s going to be some areas of competition with us. I have that all the time with these distributors and I’ve been talking to them for quite a while about this. So it’s a different owner but the same game.

Operator

Your next question comes from the line of Stewart (inaudible) with Vanguard.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Unidentified Analyst

I’ve got 2 questions for you. One is, you’d mentioned that you had been talking for several months. Can you give us any more clarity on when you began the conversations and kind of the time line here?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Well, all of that’s going to be in the proxy. But it was after the first of the year.

Unidentified Analyst

Okay. And the second question is with the release by Moody’s of the expectation that they are going to rate this BA1. Do you think that you have a chance to maintain investment-grade ratings with them and can you also discuss your commitment to maintaining or returning to investment-grade?

Christopher R. Reidy—Becton, Dickinson and Company—CFO, Chief Administrative Officer and EVP

Sure. Absolutely. This is Chris, and I’ll address that last issue. We are continuing to run ourselves as an investment-grade and leading with our commitment to the fact that’ll get down to the 3x leverage and do that within 3 years and that moves us down from the 4.7x very nicely over the next 3 years. So we feel very comfortable that we will get into the position of being investment-grade at Moody’s, just like we’re with S&P. And we feel really good about the solid investment-grade rating that we get from S&P. So we’re going to continue to do that. We’re going to commit to continuing to invest in the business, raising the dividend and pursuing limited tuck-in kind of acquisitions as we delever. Those are all indications of a — of an investment-grade rated company. To the point of whether we would have tried to be investment-grade at Moody’s as well, that would’ve required a significantly larger equity issuance at this time. And we would have been in a position of generating a model that would get us down to the 3x leverage even shorter than the 3 years. And at that point, we’re throwing off cash. We would just be in a position of buying back those shares again. And we just didn’t think that made sense as a way to run the business. And so we felt very comfortable with the 4.7x and our ability to get back to the range of 3.0x. We don’t — we consider ourselves an investment-grade rated company. I think the have the track record industry and we’ll continue to operate in that manner.

Operator

Your next question comes from the line of Piper Jaffray.

Unidentified Analyst

Just 2 questions from me. In your cost synergy outline, you mentioned G&A, and manufacturing, but excluded sales and marketing expenses. I think, there could be some meaningful sales overlap. So just curious, do see any potential sales and marketing synergies in your longer-term thinking on the deal?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

What we were saying is that there’s very different sales processes here in terms of how these products are sold. And so we do not see that as a significant contributor to the cost synergies. Certainly, there is some opportunity in terms of creating our key account organizations. But in terms of these sales forces they’ve got great momentum. We want to maintain that momentum. That’s job #1.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Unidentified Analyst

Okay, understood and then just last question. You mentioned you plan to continue to increase the dividend, following the deal. Just curious should we expect some more dividend growth rate to what we saw over the last couple of years?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

We haven’t said that. We’re really looking to make sure we keep the track record of increasing the dividends. So that is contemplated. But we haven’t articulated what level of increase that would be. And so we’re, as I said, focused more on making sure we continue to increase that, get down to the leverage target of 3.0 and then addressing the dividend rate going forward.

Operator

Our final question comes from the line of David Lewis with Morgan Stanley.

David Ryan Lewis—Morgan Stanley, Research Division—MD

Vince, I just wanted to end with 2 questions may be for you that are more strategically oriented. So I guess, the first thing Vince is, your people see you roll from CareFusion to Bard. I think people saw CareFusion as an effort to drive margin. And now Bard an effort to drive growth. So I think this may be some, sort of, question your conviction and accelerating BD’s underlying growth. So I wondering if you could talk about underlying BD momentum into this deal ,#1. And then Tim made a comment that the pro forma entity here could be the most attractive business model in devices. I just thought that was an interesting comment. I want to get your thoughts on that comment and would it be intangibles about this combined business model that people may miss through all the numbers this morning.?

Vincent A. Forlenza—Becton, Dickinson and Company—Chairman and CEO

Yes, that’s great. And let me be both short-term and long-term in my remarks. I think, Chris, I’d mentioned that we’re going into this transaction with strong momentum. Chris was not just talking about quarter 1. So we were talking about the first half of the year and how we feel good about the first half of the year. So he was including Q2 in that remark. Second, we’re making excellent progress across that portfolio of products that we showed you back in November, when we were hitting our milestones. We’re feeling good about those things as well. And so, the core BD is strong is what I’m telling you. So then you think about the strategic combination here of how this organization will be uniquely positioned to strategically partner, not just in the U.S., but with healthcare systems around the globe. And sure the financial characteristics are very strong, like you just laid out in terms of we are going to have growth and margin improvement. But what we’re more most excited about is what we can do for our customers and their patients in terms of improving these fundamental healthcare processes, which if it doesn’t happen, healthcare providers are not going to be able to make this transition. We’re uniquely positioned to do that as these portfolios come together. Tom just walked you through the products and the fit there. And then this opportunity on the clinical side of things in terms of disease management. All of that is great in the short run. I also truly believe that in the long run there is going to be an informatics play across this entire portfolio. As we think about the patients that have these diseases, they have diabetes, they have vascular disease. And of course, it moves over into the renal patients as well. We don’t have that all figured out today. But we know they have to be managed across the continuum of care and you are going to have to track them. And so you think about the population based, this creates a really unique portfolio. And Tim and I discussed of this and we thought about this. I think that’s why on all of those elements this became very attractive to both of our boards. So thanks very much for the question.

Operator

This concludes today’s Q&A session. I will now turn the call back to Mr. Vince Forlenza for any closing remarks the.

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APRIL 24, 2017 / 12:00PM, BDX - Becton Dickinson and Co To Acquire Bard For $24 Billion M&A Call

Vincent A. Forlenza - Becton, Dickinson and Company - Chairman and CEO

So I would to thank all of you for your questions and participation on the call. I hope we’ve given you a deep understanding of why this transaction makes so much sense and why it can be great for both our customers, the employees of both companies and of course, our shareholders. We are going to have great opportunity to be speaking with many of you over the coming weeks and we look forward to doing that and we look forward to welcoming the Bard associates to BD. So thank you very much and talk to you soon.

Operator

This concludes today’s conference call. You may now disconnect, and have a great day.

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FORWARD-LOOKING STATEMENTS

This communication contains certain estimates and other “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of Bard, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and Bard management and are not predictions of actual performance.

These statements are subject to a number of risks and uncertainties regarding BD and Bard’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, (i) the ability of the parties to successfully complete the proposed acquisition on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, (ii) risks relating to the integration of Bard’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, (iii) the outcome of any legal proceedings related to the proposed acquisition, (iv) access to available financing for the refinancing of BD’s or Bard’s debt on a timely basis and reasonable terms, (v) the ability to market and sell Bard’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances, (vi) the loss of key senior management or other associates; the anticipated demand for BD’s and Bard’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures, (vii) the impact of competition in the medical device industry, (viii) the risks of fluctuations in interest or foreign currency exchange rates, (ix) product liability claims, (x) difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches, (xi) risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships, (xii) successful compliance with governmental regulations applicable to BD, Bard and the combined company, (xiii) changes in regional, national or foreign economic conditions, (xiv) uncertainties of litigation, and (xv) other factors discussed in BD’s and Bard’s respective filings with the Securities and Exchange Commission.

The forward-looking statements in this document speak only as of date of this document. BD and Bard undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of BD and include a proxy statement of Bard. BD and Bard also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY

BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and Bard with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e-mail or written request by contacting the investor relations department of BD or Bard at the following:

Becton, Dickinson and Company 1 Becton Drive Franklin Lakes, New Jersey 07417 Attn: Investor Relations 1-(800)-284-6845	C.R. Bard, Inc. 730 Central Avenue Murray Hill, New Jersey 07974 Attn: Investor Relations 1-(800)-367-2273

PARTICIPANTS IN THE SOLICITATION

BD and Bard and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 15, 2016, for its 2017 Annual Meeting of Shareholders. Information about Bard’s directors and executive officers is available in Bard’s proxy statement dated March 15, 2017, for its 2017 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or Bard as indicated above.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.